February 14, 2025

Kip Eardley
President and Principal Executive Officer
James Maritime Holdings Inc.
9160 South 300 West, #101
Sandy, UT 84070

       Re: James Maritime Holdings Inc.
           Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023 Form 10-Q for Quarterly Period Ended September 30, 2024
           Response Dated January 31, 2025
           File No. 000-21322
Dear Kip Eardley:

       We have reviewed your January 31, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 11, 2024 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023 Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Years Ended December 31, 2023 and 2022
Cost of Revenue, page 15

1. We have reviewed your response to prior comment 1 noting it does not appear to address our comment. Please revise your discussion to quantify the increase in revenue and cost of goods sold recognized through USS, quantify the decrease in overhead expenses that were included in cost of goods sold, and provide an example of your revised discussion for the quarterly period ended September 30, 2024.
 February 14, 2025
Page 2

       In addition, please confirm that you will revise your discussions of results of operations to provide a similar level of detail in future filings, including amendments to Forms S-1, 10-K, and 10-Q.
General and Administrative, page 16

2. We note your response to prior comment 2. Please confirm that you will quantify each material factor that is attributable to the fluctuations in your general and administrative expenses in your future discussions of results of operations, including amendments to Forms S-1, 10-K, and 10-Q.
9. Loans, current and non-current, page F-18

3. We have reviewed your responses to prior comments 11 and 19 noting the responses appear to be inconsistent with the actual disclosure here and on page 26 of the
       September 30, 2024 Form 10-Q. Per the disclosure here, the $398,533 outstanding balance at December 31, 2023 relates to a $466,000 loan received from NewTek entered into in December 2020. The $398,533 outstanding loan balance disclosed on page 26 in the September 30, 2024 Form 10-Q is disclosed as a factoring agreement with Bayview that was entered into in April 2023. It appears these are two different loans with different origination dates, interest rates, and payment terms. It does not appear to be the same loan that was incorrectly labeled with the wrong name. Please clarify or revise.
Form 10-Q for the Nine Months Ended September 30, 2024
Condensed Consolidated Statement of Operations (Unaudited), page 6

4. We have reviewed your response to prior comment 16. Please provide us with a detailed discussion of the circumstances that resulted in the $1,091,374 payroll tax overpayment without your detection, including the duration over which the overpayment was accumulated, the amount of underlying payroll expense, and the amount of the actual payroll taxes. In addition, clarify your statement that your payroll provider inadvertently debited your account for the taxes as it is unclear whether the payroll taxes were not correctly calculated or your payroll provider was making payments above the calculated amounts. Lastly, provide us with your analysis of whether this overpayment was an error under ASC 250.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 4 - Intangible Assets, page 22

5. We have reviewed your response to prior comment 18 noting you determined the error of not recording amortization expense related to intangible assets for the quarter ended September 30, 2024 was quantitatively material, but not qualitatively material, therefore revising your financial statements for this error would not be meaningful.
       Please provide us with your analysis regarding how you determined the materiality in the current period and all previous periods as it appears that amortization expense related to intangible assets was also not recorded for the quarters ended March 31,
       2024 and June 30, 2024. Please refer to SAB Topics 1.M. and 1.N. when preparing your response.
 February 14, 2025
Page 3

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398 if
you have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services